# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VAIL RESORTS INC, CIK 0000812011
CUSIP: 91879Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 390 Interlocken Crescent, Suite 1000, Broomfield, Colorado (CO), 80021
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0000902664-26-003832
Filed by CIK 0001317904
Persons authorized to receive notices and communications: Oasis Management Company Ltd., c/o Oasis Management (Hong Kong), 31 Queen's Road Central, 25/F, LHT Tower, Central, Hong Kong (K3), 00000, (852) 2847-7708; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Oasis Management Co Ltd. (CIK 0001317904): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,033; sole dispositive power 0; shared dispositive power 3,429,033; aggregate amount beneficially owned 3,429,033 (9.6% of the class)
- Seth Fischer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,033; sole dispositive power 0; shared dispositive power 3,429,033; aggregate amount beneficially owned 3,429,033 (9.6% of the class)
- Robert Chapek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M. Ashton Hudson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,260; shared voting power 0; sole dispositive power 2,260; shared dispositive power 0; aggregate amount beneficially owned 2,260 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: VAIL RESORTS INC
Address of issuer's principal executive offices: 390 Interlocken Crescent, Suite 1000, Broomfield, Colorado (CO), 80021
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 16, 2026 (the "Original Schedule 13D," and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Common Stock of the Issuer, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

This Amendment No. 3 is filed by:

(i) Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis Fund"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Vail Resorts, Inc. (the "Issuer") held by the Oasis Fund;

(ii) Seth Fischer ("Mr. Fischer"), who is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund, with respect to the shares of Common Stock held by the Oasis Fund;

(iii) Robert Chapek ("Mr. Chapek"), with respect to the shares of Common Stock held directly by him; and

(iv) M. Ashton Hudson ("Mr. Hudson"), with respect to the shares of Common Stock held directly by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Oasis Management and Mr. Fischer are hereinafter sometimes collectively referred to as the "Oasis Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Residence or business address: Item 2(b) is hereby amended and restated in its entirety as follows: The address of the business office of (i) Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103; (ii) Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong; (iii) Mr. Chapek is 1243 Ocean Drive, Summerland Key, FL 33042; and (iv) Mr. Hudson is 241 Atlantic Blvd., Suite 201, Neptune Beach, FL 32266.
Present principal occupation or employment: Item 2(c) is hereby amended and restated in its entirety as follows: The principal business of: (i) Oasis Management is to serve as investment manager to a variety of private investment funds, including the Oasis Fund; (ii) Mr. Fischer is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund; (iii) Mr. Chapek is to consult and advise companies in industries including location-based entertainment (both domestically and internationally), media technology, artificial intelligence, private equity real estate, medical technology and health insurance; and (iv) Mr. Hudson is Partner of Value Acquisition Fund and Founder and Chairman of Riverwood Asset Management.
Criminal convictions in the last five years: Item 2(d) is hereby amended and restated in its entirety as follows: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and restated in its entirety as follows: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety as follows: Oasis Management is a company organized under the laws of the Cayman Islands. Mr. Fischer is a citizen of Germany. Each of Messrs. Chapek and Hudson is a citizen of the United States.

Schedule A attached to the Original Schedule 13D sets forth the information required by Instruction C of the instructions to Schedule 13D and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The shares of Common Stock held by the Oasis Fund reported herein were purchased with the working capital of the Oasis Fund in open market transactions. A total of approximately $485 million (excluding commissions) was paid to acquire the shares of Common Stock held by the Oasis Fund.

The shares of Common Stock held by the Oasis Fund are held in commingled margin accounts, which may extend margin credit from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Oasis Fund.

The 2,260 shares of Common Stock held by Mr. Hudson were purchased with his personal funds in open market transactions for an aggregate purchase price of approximately $0.3 million (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On October 30, 2026, Oasis Management delivered a letter to the Issuer withdrawing its nominations of Bryce Roberts and Picabo Street for election to the Board at the Annual Meeting.

On November 2, 2026, Oasis Management filed a definitive proxy statement with the SEC in connection with the solicitation of proxies for the election of Mr. Chapek and Mr. Hudson to the Board at the Annual Meeting.

Also on November 2, 2026, Oasis Management issued a press release containing a letter to shareholders of the Issuer in connection with the solicitation of proxies for the election of Mr. Chapek and Mr. Hudson to the Board at the Annual Meeting. A copy of the press release is attached as Exhibit 1 to the Definitive Additional Materials on Schedule 14A filed by Oasis Management with the SEC on November 2, 2026.

Oasis Management also launched a website, liftingthevail.oasiscm.com, to communicate with the shareholders of the Issuer regarding the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 35,717,551 shares of Common Stock outstanding as of October 19, 2026, as reported in the Issuer's proxy statement on Schedule 14A filed with the SEC on October 30, 2026.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act, and the "group" may be deemed to beneficially own an aggregate of 3,431,293 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. By virtue of the termination of their respective Nomination Agreements with Oasis Management, Picabo Street and Bryce Roberts are no longer deemed to be a group with the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated in its entirety as follows: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: All information concerning transactions in the Common Stock since the filing of Amendment No. 2 is set forth in Schedule B hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated in its entirety as follows: No person (other than the Reporting Persons and the Oasis Fund) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety as follows: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

As of the date hereof, the Oasis Fund has entered into Derivative Agreements in the form of cash-settled swaps with respect to an aggregate of 377,714 shares of Common Stock (collectively representing economic exposure comparable to approximately 1.1% of the outstanding shares of Common Stock).

On October 30, 2026, the respective Nomination Agreements of Picabo Street and Bryce Roberts terminated in accordance with their respective terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule B - TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

## Signatures
- Oasis Management Co Ltd.: By: /s/ Phillip Meyer, Phillip Meyer, Director (11/03/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (11/03/2026)
- Robert Chapek: /s/ Robert Chapek, Robert Chapek, individually (11/03/2026)
- M. Ashton Hudson: /s/ M. Ashton Hudson, M. Ashton Hudson, individually (11/03/2026)